FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 2 March, 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):









      International Power signs Power and Water Purchase Agreement (PWPA)
                            for Ras Laffan B, Qatar

(London - 2 March 2005) International Power plc (IPR) is pleased to announce that together with project partners, Qatar Electricity & Water Corporation
(QEWC) and Chubu Electric of Japan, it has signed a 25-year PWPA with Qatar General Electricity and Water Corporation (KAHRAMAA) for the entire power and water output from Ras Laffan B in Qatar. The plant will be owned and operated by Q Power Q.S.C, in which IPR has a 40% equity interest, with 55% held by QEWC and 5% by Chubu Electric of Japan.

The total project cost is estimated to be US$900 million (GBP473 million), which will be funded by a mix of debt and equity in an 80:20 ratio. For its 40% share, IPR's equity investment will be US$72 million (GBP37 million). The mandated lead arrangers for this financing are Bank of Tokyo-Mitsubishi, Calyon, HSBC, Gulf International Bank, Qatar National Bank and Royal Bank of Scotland. Financial Close is expected by 31 March 2005.

The combined cycle gas turbine (CCGT) Ras Laffan B project will produce 1,025 MW of power and 60 MIGD of water on completion. The first phase of the project is expected to be operational in 2006, with full commercial operation in 2008. The 25-year 'take-or-pay' PWPA with KAHRAMAA will cover both an interim operating period starting in 2006, and the full operating period for the entire 1,025 MW and 60 MIGD from 2008.

Fuel will be provided by Qatar Petroleum under a fuel supply agreement and fuel costs will be on a pass-through basis under the PWPA.

Notes to Editors:

Ras Laffan B, the second independent power and water plant (IWPP) in Qatar with international investment, will be located 80 km northeast of Doha, the capital of Qatar, close to the site of Ras Laffan A, the first IWPP.

An exchange rate of GBP1:US$1.9 has been applied in this announcement.

About International Power

Media Contact:
Sara Richardson
Tel:     +44 (0)20 7320 8619
Mob:     +44 07989 492 740

Investor Contact:
Aarti Singhal
Tel:     +44 (0)20 7320 8681
Mob:     +44 07989 492 447

About International Power

International Power plc is a leading independent electricity generating company with 15,510 MW (net) in operation and 1,349 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".



END




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary